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                     Filed by Chevron Corporation Pursuant to Rule 425 under the
           Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                                    Subject Company: Texaco Inc.
                                                        Commission File No. 1-27

                                                         Date: November 16, 2000

        Except for the historical and present factual information contained herein, the matters set forth in this filing, including statements as to the expected benefits of the merger such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the merger cannot be fully realized, the possibility that costs or difficulties related to the integration of our businesses will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Chevron's and Texaco's reports filed with the SEC. Chevron and Texaco disclaim any responsibility to update these forward-looking statements.

        Chevron and Texaco will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Chevron free of charge by requesting them in writing from Chevron Corporation, 575 Market Street, San Francisco, CA 94105,
Attention: Corporate Secretary, or by telephone at (415) 894-7700. You may obtain documents filed with the SEC by Texaco free of charge by requesting them in writing from Texaco Inc., 2000 Westchester Avenue, White Plains, New York 10650, Attention: Secretary, or by telephone at (914) 253-4000.

        Chevron and Texaco, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Chevron and Texaco in connection with the merger. Information about the directors and executive officers of Chevron and their ownership of Chevron stock is set forth in the proxy statement for Chevron's 2000 annual meeting of stockholders. Information about the directors and executive officers of Texaco and their ownership of Texaco stock is set forth in the proxy statement for Texaco's 2000 annual meeting of stockholders. Investors may obtain additional information regarding the


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interests of such participants by reading the proxy statement/prospectus when it becomes available.

                                      * * *

[Presentation material from the Analyst Briefing held on October 16, 2000 and revised as of November 16, 2000]
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Global R&M Business
Combined Portfolio
--------------------------------------------------------------------------------

(WORLD MAP)

(Content: World map showing Chevron, Texaco and Caltex Marketing areas and Refineries.)

(Adjusted year-end 1999 refinery capacities shown:
North America 1,560 MBD, Europe 320 MBD, Africa 130 MBD, Asia Pacific 720 MBD, Central & South America 80 MBD.)

(Two bar charts embedded showing combined refinery capacity and product sales in 1H00. Total refinery capacity shown to be slightly less than 3,000 MBD and sales slightly more than 5,000 MBD.)

--------------------------------------------------------------------------------

                                      * * *


[Transcript of comments of John Watson, Vice President, Finance and Chief Financial Officer of Chevron, excerpted from Chevron's 3rd Quarter Security Analysts' Meeting held on November 7, 2000, and made available at www.chevron.com]

--------------------------------------------------------------------------------


        JOHN WATSON: All of you know that we announced the merger with Texaco a couple weeks ago. I won't go through the strategic rationale given the time that we have this morning and to give you an opportunity to ask a few questions. I will say that we made our preliminary filing on October 23. The FTC has 30 days to respond to that, so we expect around Thanksgiving that if they choose they'll make a second request. Beyond that, I don't have a lot of new news to tell you about the merger. The integration process, as you know, myself and Pat Lynch from Texaco are heading up the integration effort. We're very busy in that regard. Teams


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are being formed. We're moving forward as you would expect. Dave O'Reilly has set some ambitious internal targets for us to be ready when we get FTC clearance to close the transaction and integrate the two companies in a very speedy fashion. We think we've learned a lot from what's happened in other transactions in this industry and from our own experience in mergers that will enable us to merge these two companies very quickly. So, without spending much more time on this subject, let me take a few questions before I turn it over to Jim Gallogly to talk about the chemicals business.

                                      * * *

        QUESTION: Have you had any discussions with FASB as to given timing considerations and other uncertainties, whether or not that particular criteria will be met?

        WATSON: We have opinion letters from PriceWaterhouse and Arthur Andersen, the respective accounting firms, indicating that they believe the transaction is poolable. Other than that, Mark, I think that speaks for itself.

        QUESTION: I had thought that FASB had come out with something that says beyond a certain timeframe pooling is no longer going to be recommended or accepted treatment?

        WATSON: That may be the case, Mark. All I can tell you is our accountants have considered that issue and have told us that the transaction is poolable as envisioned. . . . (inaudible). . . that's right. It's not based on the closing date, it's based on the time of announcement. So whatever happens with FASB, it will be after this deal. It's not based on when we close.

                                      * * *

        QUESTION: Could you give a little more color to the savings you pledged with respect to the Texaco deal, and, you know, the initial timeframe is pretty impressive, have you done any work on potential numbers in the longer timeframe?

        WATSON: I don't have any new numbers that I can give you. What I can tell you is what we announced on the date of the transaction. We talked about synergies of 1.2 billion dollars before tax and that those synergies will be realized six to nine months after closing. That gives us a fair amount of time to do the planning. We've talked about a regulatory process of six to twelve months and it's obviously difficult to predict when the FTC will approve our transaction. But certainly we have six months or so for the planning and another six months to effect the improvements. Given the fact that we know Texaco very well, they know us very well, we overlap in many areas, we think we can get those cost savings in that six to nine month period, and that's why we advertised as such. But the specific savings we talked about--it's $1.2 billion --and we haven't said anything beyond that.

                                      * * *

        QUESTION: (inaudible) . . . whether you expect that downstream combination to be


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problematic in the merger?

        WATSON: The question was about the reaction of consumer regulatory agencies on the West Coast to the Chevron-Texaco merger. I think you've seen on balance a fairly good reaction when you consider where oil prices are today and the general concerns about consolidation in our industry, which obviously we're aware of pre-announcement. I think most of the reaction has been fairly good. We've gone out of our way to try to explain the transaction to regulators and others that are interested. Of course, there are some outspoken critics. I think in the end what consumers need to rely upon and what regulators need to know is that the Federal Trade Commission looks after the interests of consumers and I'm sure they'll do the same thing here. We've considered what actions they might take and we're prepared to deal with them. We've adopted a very conciliatory approach with the FTC. We want to work with them. We think there are solutions that make sense for us and for consumers, and we've had our first discussions with them and we expect to work our way through the problems.

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